
EAGLE POINT
INCOME COMPANY

Filed pursuant to Rule 497(a)
File No. 333-281763
Rule 482ad

Eagle Point Income Company

QUARTERLY UPDATE – Q1 2026

May 19, 2026

Important Information



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value ("NAV"), which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, collateralized loan obligation ("CLO") collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed. Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

In addition to the Company's regulatory requirement to file certain portfolio information with the SEC, the Company makes certain additional financial information available to investors via its website (www.EaglePointIncome.com), press releases and other public disclosures.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Table of Contents





Introduction to Eagle Point Income Company (EIC)

Introduction to EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc. (EIC)	
IPO Date	■ July 23, 2019
Primary Investment Objective	■ Primary objective to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs") with a focus on BB-rated CLO debt[1] ■ Up to 35% of assets may be invested in equity tranches of CLOs[2]
Total Market Capitalization	■ $272 million[3]
Distributions	■ Monthly distribution of $0.11 per share of common stock (distribution rate of 13.0%)[4] ■ $11.73 cumulative common distributions per share since IPO[4]

The Adviser: Eagle Point Income Management LLC	
History	■ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ■ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ■ Eagle Point is headquartered in Greenwich, CT and has 124 professionals[5]
Assets Under Management	■ $14 billion AUM across the Eagle Point platform on behalf of institutional, high net-worth and retail investors[6]

See the slide titled "Introduction to Eagle Point Income Company (EIC)" in the Appendix: Endnotes section of this presentation for footnotes.

Introduction to EIC
EIC Highlights



CLO Junior Debt is an Attractive Asset Class	▪ BB-rated CLO debt has had a relatively **low historical default rate** of 4 bps per annum[7] ▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from elevated interest rates ▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 31 of the past 34 full calendar years[8]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of Eagle Point's Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors
Industry Recognition	▪ Creditflux award for "Best Public Closed-End CLO Fund" for 2023[9]

Introduction to EIC
Investment Strategy and Process



- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors

- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**



Goal

Outperform the CLO market over the long-term

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.

Introduction to EIC
Senior Investment Team





THOMAS MAJEWSKI
Managing Partner –
Lead Portfolio Manager

31 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Portfolio Manager –
CLO Equity / Debt

20 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER
Portfolio Manager –
Defensive Income

30 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

Introduction to EIC
Cumulative Common Stock Distributions



EIC currently pays a monthly regular distribution of $0.11 per share[10]

EIC Cumulative Distributions Per Share[11]

Bar chart showing cumulative distributions per share by year:

2019	$0.69
2020	$2.18
2021	$3.51
2022	$5.04
2023	$7.02
2024	$9.42
2025	$11.40
2026 YTD	$11.73

Legend: ■ Regular Distributions ■ Special Distributions Declared During Year

See the slide titled "Introduction to Eagle Point Income Company (EIC)" in the Appendix: Endnotes section of this presentation for footnotes.

9



Introduction to EIC

Securities Outstanding

EAGLE POINT INCOME COMPANY

Adviser and Senior Investment Team have approximately $0.6 million invested in EIC and EICA[12]

Common Stock		Preferred Stock	
NYSE Ticker	EIC	NYSE Ticker	EICA
Description	Common Stock	Description	Series A Term Preferred Stock Due 2026 ($25 Liquidation Preference)
Market Cap[13]	$234mm	Principal	$38mm
Price per Share[13]	$10.15	Price per Share[13]	$24.95
Distribution[4]	$0.11	Coupon	5.00%
Current Distribution Rate[4]	13.0%	Yield to Maturity[13]	5.48%
Payment Frequency	Monthly	Payment Frequency	Monthly
Maturity Date	N/A	Maturity Date	10/26/2026
Callable Date	N/A	Callable Date	Callable
Market Value Held by Adviser and Senior Investment Team[12]	$0.6mm	Market Value Held by Adviser and Senior Investment Team[12]	$26.2k

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "Introduction to Eagle Point Income Company (EIC)" in the Appendix: Endnotes section of this presentation for footnotes.



CLO Market Overview

CLO Market Overview
Why Invest in BB-Rated CLO Debt?



Key Attributes

- Potential for lower credit expense

- Potential for higher returns

- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1994 – Q1 2026, the cumulative quarterly default rate on BB-rated CLO debt was 0.9% (or ~4% per annum)[2]



0.9%
(40 out of 4,323 tranches)

BB-rated CLO debt tranches that did not default

BB-rated CLO debt tranches that defaulted

BB-rated CLO Debt versus BB HY Yield[3]



JP Morgan US High Yield BB YTW: 6.4%

BB CLO YTM: 11.5%

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "CLO Market Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Market Overview
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt

CLO Assets

CLO Liabilities and Equity

Primarily Floating Rate Loan Collateral

Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average

AAA-Rated Debt Tranche
60-65%

AA-Rated Debt Tranche
9-13%

A-Rated Debt Tranche
5-9%

BBB-Rated Debt Tranche
4-6%

BB-Rated Debt Tranche
4-6%

Unrated Equity Tranche
8-11%

Primarily Floating Rate CLO debt

The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)

- Match funded (i.e., limited refinancing risk on CLO debt)[4]

- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from this example.
See the slide titled "CLO Market Overview" in the Appendix: Endnotes section of this presentation for footnotes.

















CLO Market Overview

Senior Secured Loans are the Raw Materials of CLOs

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[5]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[6]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors In CLOs[7]

Representative Company Capital Structure

Assets

- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	40-60%
Subordinated Bonds Generally unsecured	10-20%
Equity	30-50%

Reflects general market terms as of the date hereof; actual terms of any loan will vary

Average Recovery Rates (1973–2025)[8]

80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. See Important Information on page 2.
See the slide titled "CLO Market Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Market Overview
Key Forms of Credit Enhancement for CLO Debt Investors



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these ''self-correcting'' structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[9]

See the slide titled "CLO Market Overview" in the Appendix: Endnotes section of this presentation for footnotes.



The CLO market is the largest source of capital for the US senior secured loan market[10]





Reflects Eagle Point's current views based on historical information and Eagle Point's knowledge and discussion with market participants. Eagle Point's opinions are subject to change without notice.
See the slide titled "CLO Market Overview" in the Appendix: Endnotes section of this presentation for footnotes.

CLO Market Overview
Positive Loan Market Track Record



From 1992 through 2025, the S&P UBS Leveraged Loan Index generated positive total returns in 31 of the 34 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[14]

Annualized Return: 5.7%

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
2024	9.1%
2025	5.9%
2026 YTD	-0.5%

CLO Market Overview
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate   — Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%
2025	20.7%
2026 YTD	21.3%

23.6% Cumulative Repayments (2008–2009)

Average: 30.5%

Source: Pitchbook LCD. Data as of March 31, 2026.



EIC
Supplemental
Information

EIC Supplemental Information[1]
Income Statement and Balance Sheet Highlights



	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the CLO Portfolio[3]	9.95%	10.62%	10.95%	10.63%	11.12%
GAAP Net Investment Income ("NII")	$0.36	$0.35	$0.39	$0.37	$0.40
GAAP Realized Gain/(Loss)	(0.02)	(0.32)	(0.13)	0.02	0.04
Total GAAP NII and Realized Gain/(Loss)	$0.34	$0.03	$0.26	$0.39	$0.44
Common Share Distributions Paid[4]	$0.33	$0.39	$0.39	$0.60	$0.60
Common Share Market Price (period end)	$9.44	$11.41	$13.46	$13.67	$14.95
Net Asset Value (period end)	$11.99	$13.31	$14.21	$14.08	$14.16
$ Premium / (Discount)	($2.55)	($1.90)	($0.75)	($0.41)	$0.79
% Premium / (Discount)	(21.3%)	(14.3%)	(5.3%)	(2.9%)	5.6%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$224.0	$287.4	$348.0	$379.8	$370.9
CLO Equity	73.9	106.2	137.9	127.1	114.4
Other Investments	52.6	45.5	20.1	14.1	6.6
Cash	59.8	5.5	41.3	6.3	15.4
Receivables and Other Assets	13.4	13.9	16.1	15.0	20.3
Liabilities					
Preferred Stock	($142.1)	($142.6)	($191.9)	($156.2)	($144.8)
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	-	-	-	(8.5)	-
Payables and Other Liabilities	(5.2)	(3.9)	(16.0)	(4.3)	(23.1)
Net Assets	$276.4	$312.0	$355.5	$373.3	$359.7
Weighted Average of Common Shares for the period	23,121,894	24,444,909	25,806,958	26,401,604	23,182,194
Common Shares Outstanding at end of period	23,043,757	23,433,556	25,015,908	26,514,399	25,409,702

See the slide titled "EIC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.





EIC Supplemental Information

Portfolio Investments and Underlying Portfolio Characteristics

Summary Statistics[1]	
WA Effective Yield on the CLO Portfolio	9.95%
WA Effective Yield on CLO Debt	10.07%
WA Coupon on CLO Debt	9.82%
WA Mark on CLO Debt	92.52%
WA Effective Yield on CLO Equity	9.73%

Summary of Underlying Portfolio Characteristics[3]	
Number of Unique Underlying Loan Obligors	1,374
Largest Exposure to an Individual Obligor	0.71%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Obligors Loan Exposure	4.66%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	96.46%
WA Junior OC Cushion Senior to the Security[5]	4.64%
WA Market Value of Loan Collateral	94.88%
WA Stated Loan Spread	3.06%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.6 years
WA Remaining CLO Reinvestment Period[7]	3.7 years

Summary of Portfolio Investments and Cash[2]

CLO Equity
21%
Infrastructure Credit
6%
Portfolio Debt Securities
6%
ABS/Specialty Finance
4%
CLO Debt
63%

Cash and Borrowing Capacity: $3.9 million[2]

Past performance is not indicative of, or a guarantee of, future performance. Amounts shown are rounded, and therefore, totals may not foot. See Important Information on page 2.
See the slide titled "EIC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

EIC Supplemental Information
Obligor and Industry Exposures



As of March 31, 2026, EIC has exposure to 1,374 unique underlying borrowers across a range of industries

Top 10 Underlying Obligors[1]

Obligor	% Total
Transdigm	0.7%
Howden	0.5%
Quikrete Holdings	0.5%
McAfee	0.5%
American Airlines	0.4%
Tibco Software	0.4%
Cotiviti	0.4%
Allied Universal	0.4%
Froneri International	0.4%
Sedgwick Claims Management Services	0.4%
Total	4.7%

Top 10 Industries of Underlying Obligors[1,2]

Industry	% Total
Technology: Software & Services	12.5%
Hotels, Restaurants & Leisure	5.4%
Health Care Providers & Services	5.2%
Professional Services	4.7%
Diversified Financial Services	4.4%
Media	4.4%
Commercial Services & Supplies	4.2%
Insurance	3.7%
Chemicals	3.3%
Aerospace & Defense	3.2%
Total	51.1%

Amounts shown are rounded, and therefore totals may not foot.
See the slide titled "EIC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.

EIC Supplemental Information

Maturity Distribution of Underlying Obligors

Maturity Distribution of Underlying Obligors as of March 31, 2026[1]



40%
35%
30%
25%
20%
15%
10%
5%
0%
% of Fund Exposure
Prior to 2028, only 2.6% of EIC's underlying loan portfolios mature
0.3%
2.3%
16.7%
12.5%
14.0%
28.7%
21.2%
4.4%
2026
2027
2028
2029
2030
2031
2032
2033+
Underlying Loan Maturity

See the slide titled "EIC Supplemental Information" in the Appendix: Endnotes section of this presentation for footnotes.



Selected
Market Data

Selected Market Data
Credit Fundamentals



Average Leverage Multiples of <u>Outstanding</u> Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of <u>Outstanding</u> Loans (EBITDA/Interest)[1]



Average Leverage Multiples of <u>Newly Issued</u> Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of <u>Newly Issued</u> Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of December 31, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: Pitchbook LCD. As of December 31, 2025.
See the slide titled "Selected Market Data" in the Appendix: Endnotes section of this presentation for footnotes.

Selected Market Data
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.1	$74.8
2020	$50.7	$133.9
2021	$61.3	$79.1
2022	$46.9	$153.5
2023	$40.5	$159.9
2024	$57.5	$144.5
2025	$52.3	$175.3
2026 YTD	$12.6	$77.8

INSIGHT

There was over $194 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of March 31, 2026.



Appendix: Endnotes



Company and Adviser Overview

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB- or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.

2. As measured at the time of investment.

3. Combined market capitalization of EIC and EICA based on securities outstanding as of March 31, 2026 and closing market prices as of April 30, 2026.

4. Based on EIC's closing market price of $10.15 per share on April 30, 2026 and amount and frequency of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of March 31, 2026. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

5. As of April 30, 2026. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.

6. As of March 31, 2026. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

EIC Highlights

7. S&P Global CLO Spotlight: CLO Spotlight: US CLO Tranche Defaults as of March 31, 2026. See page 12.

8. The S&P UBS Leveraged Loan Index tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

9. The award was won by EIC on May 15, 2024 as part of Creditflux's CLO Manager Awards. Public closed-end funds were judged using the change in value of the fund over the year accounting for share issuance and distributions. The performance data on which the Creditflux award was based represents past performance. **Past performance is not indicative of, or a guarantee of, future performance.** EIC's investment adviser submitted EIC's nomination for this award. More information on this award can be found on Creditflux's website (www.creditflux.com).



Cumulative Common Stock Distributions

10. Based on amount and frequency of regular distributions most recently declared by the Company.

11. As of March 31, 2026. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Securities Outstanding

12. Amount includes holdings of Eagle Point and its senior investment personnel as of March 31, 2026 (based on market values as of April 30, 2026).

13. Reflects securities outstanding as of March 31, 2026, after giving effect to the full redemption of the Series C Term Preferred Stock, and market prices as of April 30, 2026. Yield is shown to the stated maturity based on market prices as of April 30, 2026. If called prior to stated maturity, the yield could be adversely impacted.

Appendix: Endnotes
CLO Market Overview



Why Invest in BB-Rated CLO Debt?

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month benchmark rate (such as SOFR), plus a spread. As a result, the income generated by the Company's investments in CLO debt will generally increase or decrease in line with changes in SOFR (or another applicable benchmark rate).

2. S&P Global CLO Spotlight: CLO Spotlight: US CLO Tranche Defaults as of March 31, 2026; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt is 4% as compared to 3% per annum for senior secured loans and 4% per annum for high-yield bonds for the same time period.

3. Source: J.P. Morgan, as of March 31, 2026.

CLOs are Securitizations of a Portfolio of Senior Secured Loans

4. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

Senior Secured Loans are the Raw Materials of CLOs

5. BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR) plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.

6. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

7. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of US senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.

8. Source: S&P Default, Transition, and Recovery: US Recovery Study: Supportive Markets Boost Loan Recoveries. Published December 17, 2025. Mean Recovery Rate from 1973 – 2025 (as of September 30, 2025).

Appendix: Endnotes
CLO Market Overview



Key Forms of Credit Enhancement for CLO Debt Investors

9. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.

The CLO Market is Large and Important to the Loan Market

10. Source: Pitchbook LCD. As of March 31, 2026.

11. Source: Refinitive Leveraged Loan Monthly. As of March 31, 2026.

12. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.

13. Source: JP Morgan as of March 31, 2026.

The Spread in Loan Market Remains at High End of Historical Range

14. The S&P UBS Leveraged Loan Index launched January 31,1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

Appendix: Endnotes
EIC Supplemental Information



Income Statement and Balance Sheet Highlights

1. The information contained herein is unaudited. The information shown is derived from the Company's 2025 Annual Report, 2025 Semiannual report, interim quarterly unaudited financial statements and/or other related financial information.

2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

3. CLO positions are entitled to recurring distributions, which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets, less contractual payments to debt holders and CLO expenses. The effective yield is estimated based on the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.

4. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for US tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Appendix: Endnotes
EIC Supplemental Information



Portfolio Investments and Underlying Portfolio Characteristics

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as March 31, 2026. CLO positions are entitled to recurring distributions, which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets, less contractual payments to debt holders and CLO expenses. The effective yield is estimated based on the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.

2. Represents the estimated fair value of investments as of March 31, 2026. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of March 31, 2026. Cash figures exclude restricted cash and are adjusted to reflect the redemption of the Series C Preferred Stock on April 6, 2026. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.

3. The information presented herein is on a look-through basis to CLO, investments held by the Company as of March 31, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, March 2026 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2026 and this data may not be representative of current or future holdings.

4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.

5. The weighted average overcollateralization ("OC") cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on March 31, 2026.

6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

7. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.

Appendix: Endnotes
EIC Supplemental Information



Obligor and Industry Exposures and Maturity Distribution of Underlying Obligors

1. The information presented herein is on a look-through basis to the CLO, investments held by the Company as of March 31, 2026 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2026 and from custody statements and/or other information received from CLO collateral managers and other third-party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third-party data sources, March 2026 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2026 and this data may not be representative of current or future holdings.

2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.

Appendix: Endnotes
Selected Market Data



Credit Fundamentals

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of December 31, 2025, this included approximately $190 billion of outstanding loans. The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the US leveraged loan market based upon weightings, spreads and interest payments. You cannot invest directly in an index.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

Investor and Media Relations: Prosek Partners
IR@eaglepointcredit.com
(203) 340-8510